File No. 069-00370


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   Form U-3A-2

              Statement by Holding Company Claiming Exemption Under
                                Rule U-2 from the
             Provisions of the Public Utility Holding Company Act of
                                      1935



                              ROSEBUD ENERGY CORP.
                              --------------------


hereby files with the Securities and Exchange Commission, pursuant to Rule
U-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted:

     1. Name, State of organization, locations and nature of business of claimant and every subsidiary thereof.

     Rosebud Energy Corp. ("Rosebud") is a corporation incorporated in Montana. Rosebud's address is Diamond Block Building, Suite 210, 44 West 6th Avenue, Helena, Montana 59624, c/o Doney, Crowley, Bloomquist & Uda, PC. Rosebud was formed to own a general partnership interest in and be the sole general partner of Colstrip Energy Limited Partnership ("Colstrip"). Colstrip is a Montana limited partnership, with the same address as Rosebud, and was formed to own and operate a 35 megawatt electric generation facility ("Facility") located near Colstrip, Montana.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     Rosebud owns no property used for the generation, transmission and distribution of electricity for sale, or for the production, transmission, and distribution of natural or manufactured gas. The only property owned by Colstrip is the Facility, which is located near Colstrip, Montana, and which sells all of its output at wholesale.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

     The total number of kwh sold in calendar year 2003 was 302,418,627.

         (b) Number of kwh of electric energy and Mcf, of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

     None.

         (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

     None.

         (d) Number of kwh of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

     None.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     Rosebud owns no interest in an EWG.

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     None.

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemptions; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     None.

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     None.

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

     None.

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 14th day of April, 2004.

                                              ROSEBUD ENERGY CORP.


                                              By:  /s/ Owen H. Orndorff
                                                   ----------------------------
                                                   Owen H. Orndorff
                                                   Vice President

CORPORATE SEAL

Attest: Subscribed and Sworn to before me this 14th of April, 2004.


                        /s/ Shannon Morgan
                        -------------------------------
                        Residing at     Boise, Idaho
                                     ------------------
                        Expiration Date    6/10/2006
                                        ---------------

Name, title, and address of Officer of whom notices and correspondence concerning this statement would be addressed:


 Owen H. Orndorff                                  Vice President
-------------------------------------------------------------------------------
  (Name)                                             (Title)

 Diamond Block Bldg. Ste. 210 44 W 6th Ave. Helena, Montana 59624
-------------------------------------------------------------------------------
                         (Address)

Please send additional copy to:

     Mr. Matthew W. S. Estes, Esq.
     Skadden, Arps, Slate, Meagher & Flom

     1440 New York Avenue, N.W.
     Washington, D.C. 20005

                                    EXHIBIT A



     Claimant has no subsidiary companies. The claimant's Balance Sheet and Statement of Operations as of December 31, 2003 are attached. In addition, inasmuch as claimant is general partner of Colstrip, Colstrip's Balance Sheet, Statement of Operations, Statement of Cash Flows, and Statement of Partners' Capital as of December 31, 2003 are attached.

                                                                          DRAFT


                              Rosebud Energy Corp.
                                  Balance Sheet
                                 As of 12/31/03

CURRENT CASH ASSETS:
Rosebud Fee Acct. - US Bank                $ 1,938.10
Rosebud Operating Acct. - US Bank            2,473.22
Rosebud Legal Fee Acct. - US Bank            2,835.19
Rosebud FBO JPS Acct. - US Bank                757.65
Rosebud FBO Ladenburg - US Bank             54,018.03
Rosebud FBO JPS Estate - US Bank            14,468.48
                                    -------------------

TOTAL CASH                                                        $ 76,490.67

TOTAL CURRENT ASSETS                                              $ 76,490.67

PROPERTY, PLANT AND EQUIPMENT:
Land                                         1,000.00
Office Furniture and Fixtures                9,610.58
Computer Equipment and Software             10,424.94
Accumulated Depreciation                   (20,035.52)
                                    --------------------

TOTAL PROPERTY, PLANT AND EQUIPMENT                               $  1,000.00

OTHER ASSETS:
Other Investments                     $(12,770,565.30)
Receivable from BGI for RDO Loans        1,125,532.08
                                    -------------------
TOTAL OTHER ASSETS                                            $(11,645,033.22)

                                                            -------------------

TOTAL ASSETS                                                  $(11,567,542.55)
                                                            ===================

                                                                          DRAFT


                              Rosebud Energy Corp.
                                  Balance Sheet
                                 As of 12/31/03


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Other Payable                         $ 1,198,005.30
                                    ------------------

TOTAL CURRENT LIABILITIES                                       $1,198,005.30
                                                            -------------------

TOTAL LIABILITIES                                               $1,198,005.30

SHAREHOLDERS' EQUITY:
Shareholders' Equity                  $(7,019,295.36)
Retained Earnings                      (5,818,104.29)
YTD Net Income                             71,851.80

                                    ------------------

TOTAL SHAREHOLDERS' EQUITY                                    $(12,765,547.85)
                                                            -------------------

TOTAL LIABILITIES/SHAREHOLDERS' EQUITY                        $(11,567,542.55)
                                                            ===================

                                                                          DRAFT


                              Rosebud Energy Corp.
                             STATEMENT OF OPERATIONS
                          For the Period Ended 12/31/03


REVENUES:
Professional Fees                                                 $  3,055.00
Interest Income                                                        122.68
TOTAL REVENUES                                                    $  3,177.68

OPERATING EXPENSES:
Accounting and Auditing Fees                                         2,570.00
Fees & Licenses                                                         15.00
Outside Services - Fin.                                             41,018.58
Outside Director's Fees                                             11,250.00
Indemnification Claim                                              200,000.00
Community Relations                                                    450.00
Miscellaneous                                                          747.60
Taxes                                                                   20.00
Depreciation                                                         1,982.91
                                                            -------------------

TOTAL OPERATING EXPENSES                                         $ 258,054.09
                                                            -------------------

TOTAL OPERATING INCOME                                            (254,876.41)
Gain(Loss) - Other Invest. - CELP                                  326,728.21
                                                            -------------------


NET INCOME                                                        $ 71,851.80
                                                            ===================

Colstrip Energy Limited Partnership                                       DRAFT
Balance Sheets
As of December 31,
-------------------------------------------------------------------------------

                                                                          2003                 2002
Assets
     Current assets
        Designated and restricted cash and cash equivalents             $  2,967,438       $  1,792,256
        Investments                                                        3,033,750            500,000
        Receivable from NorthWestern Energy, net allowance of $0           5,043,156          1,583,371
        Receivable from insurance claim                                            -            855,414
        Prepaid expenses                                                     210,679            169,545
        Other                                                                 47,854             94,813
                                                                     ----------------     --------------

            Total current assets                                          11,302,877          4,995,399

     Property, plant and equipment, net                                   63,574,789         64,816,841
     Bond reserve fund investments                                         6,110,947          6,205,820
     Deferred charges, net                                                 1,264,573          1,528,838
     Limestone inventory                                                     443,097            487,318
     Other assets                                                                  -            583,040
                                                                     ----------------     --------------

            Total assets                                                $ 82,696,283       $ 78,617,256
                                                                     ----------------     --------------

Liabilities and Partners' Capital
     Current liabilities
        Current portion of bonds payable                                $ 55,300,000       $  2,000,000
        Accounts payable                                                     724,334          2,010,577
        Accrued expenses                                                     658,904            358,596
        Accrued interest                                                      58,709             82,418
                                                                     ----------------     --------------

            Total current liabilities                                     56,741,947          4,451,591

     Bonds payable                                                                 -         55,300,000
                                                                     ----------------     --------------

            Total liabilities                                             56,741,947         59,751,591
                                                                     ----------------     --------------

     Commitments (Note 14) and contingencies (Note 16)

     Partners' capital (deficit)
       General partner                                                   (12,770,565)       (12,616,184)
       Limited partner                                                    38,678,599         31,358,099
       Accumulated other comprehensive income                                 46,302            123,750
                                                                     ----------------     --------------

            Total partners' capital                                       25,954,336         18,865,665
                                                                     ----------------     --------------

            Total liabilities and partners' capital                     $ 82,696,283       $ 78,617,256
                                                                     ----------------     --------------


    The accompanying notes are an integral part of the financial statements.


                                       4

Colstrip Energy Limited Partnership                                       DRAFT
Statements of Operations
For the years ended December 31,
-------------------------------------------------------------------------------


                                                                          2003                   2002
Revenues
     Energy                                                             $ 18,410,794       $ 10,338,452
     Capacity                                                              3,582,508          2,212,309
     Interest income                                                         289,348            309,553
     Other                                                                         -                336
                                                                     ----------------     --------------
                                                                          22,282,650         12,860,650
                                                                     ----------------     --------------
Raw materials
     Coal                                                                  2,502,358          1,343,449
     Coal transport                                                          708,428            502,105
     Coal royalty                                                            391,737            219,507
     Limestone processing charges                                            182,162             92,896
     Limestone transport                                                     593,440            425,320
     Limestone usage                                                          39,515             20,970
     Fuel oil                                                                 44,919              4,768

Operating expenses
     Operations and maintenance (O & M) contract labor                     2,472,236          2,508,566
     O & M non-labor                                                         697,574          1,306,158
     Casualty loss insurance deductible                                            -            250,000
     Professional fees                                                     1,983,848          1,377,783
     Property, license and other taxes                                       236,956            221,649
     Insurance                                                               377,279            261,051
     Management fee to operator                                              108,160            104,000
     Other                                                                   162,337            162,387
                                                                     ----------------     --------------
         Total raw materials and operating expenses                       10,500,949          8,800,609
                                                                     ----------------     --------------

Operating revenues available for debt service and other expenses          11,781,701          4,060,041
                                                                     ----------------     --------------

Debt service expenses
     Interest                                                                770,615          1,222,776
     Loan fees and expenses                                                  933,731            976,881

Expenses subordinate to debt service
     Bonus to operator                                                        40,560             22,171

Depreciation and amortization                                              2,151,848          2,331,908
                                                                     ----------------     --------------
         Total debt service and other expenses                             3,896,754          4,553,736
                                                                     ----------------     --------------

Operating income (loss)                                                    7,884,947           (493,695)

Business interruption insurance proceeds                                     283,258          3,750,000
Gain on sale of investments                                                        -            318,220
                                                                     ----------------     --------------
         Net income                                                       $8,168,205         $3,574,525
                                                                     ----------------     --------------

    The accompanying notes are an integral part of the financial statements.


                                       5

Colstrip Energy Limited Partnership                                       DRAFT
Statements of Comprehensive Income
For the years ended December 31,
-------------------------------------------------------------------------------


                                                                           2003                  2002

Net income                                                              $  8,168,205        $ 3,574,525
                                                                     ----------------     --------------

Other comprehensive income (loss)
   Unrealized gains (losses) on investments:
     Unrealized holding gains (losses) arising during period                 (77,448)           123,750
     Less: reclassification adjustment for gains
     included in net income                                                        -            (90,546)
                                                                     ----------------     --------------
                                                                             (77,448)            33,204
                                                                     ----------------     --------------

Comprehensive income                                                      $8,090,757         $3,607,729
                                                                     ----------------     --------------





    The accompanying notes are an integral part of the financial statements.


                                       6



Colstrip Energy Limited Partnership                                       DRAFT
Statement of Partners' Capital (Deficit)
For the years ended December 31, 2003 and 2002
-------------------------------------------------------------------------------

                                                                              Accumulated
                                                                                 Other
                                         General             Limited          Comprehensive
                                         Partner             Partner           Income (Loss)             Total

Balance at December 31, 2001        $ (10,982,465)      $    31,889,530       $    90,546        $    20,997,611

     Net income                           142,980             3,431,545                 -              3,574,525
     Capital withdrawn                 (1,776,699)           (3,962,976)                -             (5,739,675)
     Other comprehensive income                 -                     -            33,204                 33,204
                                    --------------      ----------------      ------------       ----------------

Balance at December 31, 2002          (12,616,184)           31,358,099           123,750             18,865,665

     Net income                           326,727             7,841,478                 -              8,168,205
     Capital withdrawn                   (481,108)             (520,978)                -             (1,002,086)
     Other comprehensive loss                   -                     -           (77,448)               (77,448)
                                    --------------      ----------------      ------------        ---------------

Balance at December 31, 2003        $ (12,770,565)      $    38,678,599       $    46,302        $    25,954,336
                                    --------------      ----------------      ------------       ----------------





    The accompanying notes are an integral part of the financial statements.


                                       7


Colstrip Energy Limited Partnership                                       DRAFT
Statements of Cash Flows
For the years ended December 31,
-------------------------------------------------------------------------------


                                                                                2003                2002
Cash flows from operating activities
     Net income                                                            $  8,168,205         $  3,574,525
     Adjustments to reconcile net income to net cash
        provided by operating activities
           Depreciation and amortization                                      2,151,848            2,331,908
           Amortization of investment premium (discount)                            365               (8,625)
           Gain on sale of investments                                                -             (318,220)
           Effect of changes in assets and liabilities
              Receivable from NorthWestern Energy                            (3,459,785)             416,476
              Receivable from insurance claim                                   855,414             (855,414)
              Prepaid expenses and other assets                                  10,531             (581,057)
              Limestone inventory                                                39,515               20,970
              Accounts payable and accrued expenses                            (985,935)           1,252,002
              Accrued interest                                                  (23,709)             (80,862)
                                                                          --------------        -------------
                 Net cash provided by operating activities                    6,756,449            5,751,703
                                                                          --------------        ------------

Cash flows from investing activities
     Proceeds from sales and maturities of available-for-sale
        investments                                                           6,501,123           13,837,317
     Purchase of available-for-sale investments                              (9,017,813)         (13,718,685)
     Expenditures for property, plant and equipment, net of insurance
      proceeds                                                                  (62,491)            (260,612)
                                                                          ---------------       --------------
                 Net cash used in investing activities                       (2,579,181)            (141,980)
                                                                          ---------------       --------------

Cash flows from financing activities
     Partner capital withdrawn                                               (1,002,086)          (5,739,675)
     Principal payments on bonds                                             (2,000,000)          (1,800,000)
     Principal payments on term notes                                                  -          (1,560,000)
                                                                          ---------------       --------------
                 Net cash used in financing activities                       (3,002,086)          (9,099,675)
                                                                          ---------------       --------------

Net increase (decrease) in designated and restricted
     cash and equivalents                                                     1,175,182           (3,489,952)

Designated and restricted cash and equivalents, beginning of year             1,792,256            5,282,208
                                                                          ---------------       -------------
Designated and restricted cash and equivalents, end of year                $  2,967,438          $ 1,792,256
                                                                          ---------------       --------------

Supplemental Disclosures
Cash paid for interest                                                    $     794,324           $1,303,638
                                                                          ---------------       --------------

Noncash investing activity
Transfer from other assets to property, plant and equipment               $     583,040          $          -
                                                                          ---------------       --------------



    The accompanying notes are an integral part of the financial statements.

                                       8



Colstrip Energy Limited Partnership                                       DRAFT
Notes to Financial Statements
December 31, 2003 and 2002
-------------------------------------------------------------------------------

1.     Organization and operations

       Colstrip Energy Limited Partnership (the Partnership) owns and operates a 35-megawatt electric generation facility (the Project) near Colstrip, Montana. Commercial operations of the Project commenced on May 3, 1990.

       At December 31, 2003, the Partnership consisted of Rosebud Energy Corp. (Rosebud), the general partner, and two limited partners: Harrier Power Corporation and Spruce Limited Partnership. The general partner of Spruce Limited Partnership is Spruce Power Corporation (which PG&E Generating Company purchased from Bechtel Enterprises, Inc. effective September 19, 1997 and is now indirectly wholly-owned by PG&E Generating Company) and the limited partner is Pitney Bowes Credit Corp. In January 2000, Enron Bighorn Acquisition Corp. purchased the stock of Harrier Power Corporation which had previously been owned by PG&E Generating Company. The original life of the Partnership is 40 years expiring in 2028.

       The Project is a Federal Energy Regulatory Commission (FERC) certified Small Power Production Facility consisting of a circulating fluidized bed combustion boiler, an extraction/condensing steam turbine generator unit and related auxiliary equipment. The unit is fired by waste coal in the form of sub-bituminous coal refuse. NorthWestern Energy, L.L.C. (NorthWestern Energy) has contracted to purchase electricity to be generated by the Project through June 2025 (Note 6).


2.     Summary of Significant Accounting Policies

       Use of estimates - The preparation of financial statements in conformity
       ----------------
       with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Cash and cash equivalents - Designated and restricted cash and cash
       -------------------------
       equivalents include highly liquid investments with original maturities of three months or less, which are readily convertible to known amounts of cash.

       Limestone inventory - Limestone inventory consists of limestone to be
       -------------------
       used in the power generation process and is stated at the lower of cost or market, with cost being determined by the first-in first-out method.

       Investments - The Partnership classifies investments, special reserve
       -----------
       account investments and bond reserve fund investments as available-for-sale securities which are stated at estimated fair value.

       Property, plant and equipment - Property, plant and equipment is stated
       -----------------------------
       at historical cost net of accumulated depreciation. When property, plant and equipment is disposed of, the asset cost and related accumulated depreciation are removed from the Partnership's books and the net gain or loss is included in operations. Depreciation is provided using the straight-line method over estimated useful lives of fifty years for plant, equipment and systems, seven years for heavy operating equipment, and five years for land improvements, office furniture and equipment, small tools and equipment and vehicles.

Colstrip Energy Limited Partnership                                       DRAFT
Notes to Financial Statements
December 31, 2003 and 2002
-------------------------------------------------------------------------------


       The Partnership reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future net cash flows expected to result from its use and eventual disposition. In cases where the estimated future net cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value of assets. No assets were considered impaired as of December 31, 2003 or 2002.

       Allocation of Partnership income - Pursuant to the Partnership agreement,
       --------------------------------
       net income and net losses for 2003 and 2002 were allocated 4% to Rosebud, 48% to Harrier Power Corporation and 48% to Spruce Limited partnership. The allocation percentages vary from year to year pursuant to the Partnership agreement.

       Allocation of gains and losses from capital transactions - Gains are
       --------------------------------------------------------
       first allocated to partners with negative balances in their capital accounts in proportion to all negative balances. After all negative balances are restored, 50% of remaining gains are allocated to Rosebud with the remainder to be divided equally among the limited partners. Losses are first allocated to partners with positive balances in proportion to all positive capital balances. After all positive capital balances are eliminated, 50% of remaining losses are allocated to Rosebud with the remainder to be divided equally among the limited partners.

       Deferred charges - Costs of issuing bonds and notes are amortized using
       ----------------
       the effective interest rate method over the term of the related financing.

       Income taxes - The Partnership is subject to the partnership provisions
       ------------
       of the Internal Revenue Code and, accordingly, incurs no federal or state income taxes. Individual partners report their respective share of the Partnership's taxable income or loss, deductions and credits.

       Revenue recognition - NorthWestern Energy has contracted to purchase
       -------------------
       electricity generated by the Project through June 2025. Revenue is recorded based on capacity and power generation at rates established by the Power Purchase Agreement (PPA).


3.     Basis of Presentation

       The accompanying financial statements have been prepared on the basis that the Partnership will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability of assets and liquidation of liabilities that may result from this uncertainty.

       As of December 31, 2003, the Partnership was in default under the terms of its Credit Agreement (Note 12) due to NorthWestern Energy filing Chapter 11 Bankruptcy. The Company has received a waiver of the default from the creditors; however, the waiver terminates on April 15, 2004. This matter raises substantial doubt about the Partnership's ability to continue as a going concern.

       Once the NorthWestern Energy Plan of Reorganization becomes effective, the status of the default will be reevaluated.

Colstrip Energy Limited Partnership                                       DRAFT
Notes to Financial Statements
December 31, 2003 and 2002
-------------------------------------------------------------------------------


4.     Designated and Restricted Cash and Equivalents

       Partnership revenues are deposited with an agent bank for disbursement in accordance with the terms of the Partnership and credit agreements.
       Designated and restricted funds are as follows:


                                                                                       December 31,
                                                                                2003                   2002
       Designated cash and cash equivalents
            Cash available for operations
               First Interstate O&M non-labor                                  $  161,952           $  852,567
               US Bank accounts                                                 1,480,265              514,381
               Raymond James account                                                1,066                1,018
                                                                          ----------------       --------------
                                                                                1,643,283            1,367,966
                                                                          ----------------       --------------
       Restricted cash and equivalents
            Credit Suisse debt service account                                    212,379              152,866
            Credit Suisse maintenance reserve account                             347,756              270,116
            Credit Suisse special reserve account                                 502,433                1,308
            Credit Suisse cash collateral                                         221,027                    -
            Credit Suisse O&M bonus and sub fee account                            40,560                    -
                                                                          ----------------       --------------
                                                                                1,324,155              424,290
                                                                          ----------------       --------------
              Total designated and restricted cash and equivalents            $ 2,967,438          $ 1,792,256
                                                                          ----------------       --------------


5.     Investments

       Investments, which are considered available-for-sale securities, consist of the following:

                                                                                   December 31,
                                                                     2003                              2002
                                                        ------------------------------    -------------------------------
                                                            Fair                            Fair
                                                           Value         Cost Basis        Value          Cost Basis
       Short-term investments
            Special reserve fund
                Money market accounts                   $          -     $         -      $   500,000     $  500,000
            Other
                Federal Home Loan Bank
                 debenture (maturity 2005)                 3,033,750       3,017,448                -              -
                                                        -------------    ------------     ------------    -----------
                                                        $  3,033,750     $ 3,017,448      $   500,000     $  500,000
                                                        -------------    ------------     ------------    -----------
       Long-term investments:
            Bond reserve fund
                Federal National Association
                 notes (maturity 2005)                  $  6,030,000     $ 6,000,000      $         -     $        -
                Federal discount notes (maturity 2009)             -               -        6,123,750      6,000,000
                Money market accounts                         80,947          80,947           82,070         82,070
                                                        -------------    ------------     ------------    -----------
                                                        $  6,110,947     $ 6,080,947      $ 6,205,820     $6,082,070
                                                        -------------    ------------     ------------    -----------

                                       11


Colstrip Energy Limited Partnership                                       DRAFT
Notes to Financial Statements
December 31, 2003 and 2002
-------------------------------------------------------------------------------

6.     NorthWestern Corporation Chapter 11 Bankruptcy

       On September 14, 2003, NorthWestern Corporation, the parent company of NorthWestern Energy, to whom the Partnership sells substantially all its power generation, filed for Chapter 11 bankruptcy. NorthWestern Corporation, with approval from the bankruptcy court, has agreed to continue to perform according to the terms of the PPA from the petition date (September 14, 2003) forward.

       At the petition date, the Partnership had an outstanding receivable from NorthWestern Energy associated with energy and capacity revenues earned primarily in August and September of 2003, of $2,608,690. This amount remains outstanding at December 31, 2003. Because of NorthWestern Corporation's decision to continue to perform according to the terms of the PPA, the Partnership expects to collect this amount during 2004.


7.     NorthWestern Energy Capacity Revenue Dispute

       In 2002, the Project experienced a shutdown due to a lightening strike (Note 8). While the PPA allows for force majeure in determining capacity revenue, NorthWestern Energy has taken the position that the lightening strike does not qualify as an event of force majeure. During 2003, NorthWestern Energy withheld capacity revenue payments earned during contract years ending June 30, 2003 and 2004. The Partnership has filed suit against NorthWestern Energy to collect unpaid capacity revenue.

       NorthWestern Energy withheld payments totaling $493,640 related to the contract year ended June 30, 2003 and described the amount withheld as the contract year annual capacity payment adjustment. The PPA defines the annual capacity payment adjustment as the difference between the sum of monthly capacity payments made and the actual capacity value for the contract year. If the annual capacity payment adjustment reflected the force majeure event, the annual capacity payment adjustment would be zero. At December 31, 2003, the amount related to the contract year ended June 30, 2003 annual capacity payment adjustment of $493,640 had not been recorded as a receivable or revenue in the financial statements. The amount ultimately collected will depend on the resolution of the suit against NorthWestern Energy.

       NorthWestern Energy calculated the capacity payments for the contract year ending June 30, 2004 (beginning July 1, 2003), without reflecting the force majeure event which occurred during the contract year ended June 30, 2003. Capacity revenue was recorded in the financial statements at the maximum contract capacity amounts calculated in accordance with the PPA. At December 31, 2003, a receivable of $834,552 (excluding capacity revenue earned prior to the bankruptcy petition date) has been recorded related to the capacity payment adjustment for the contract year ending June 30, 2004. The Partnership expects to continue recognition of the difference between the maximum contract capacity amounts and the amount NorthWestern Energy is paying (approximately $189,000 per month) for the remainder of the contract year ending June 30, 2004. The difference between the capacity revenue recognized in the financial statements and the amount NorthWestern Energy pays monthly will remain on the balance sheet as a receivable until the annual capacity payment adjustment for the year ending June 30, 2004 is determined based on the contract year actual output. The Partnership expects to collect the maximum contract amounts in 2004.

Colstrip Energy Limited Partnership                                       DRAFT
Notes to Financial Statements
December 31, 2003 and 2002
-------------------------------------------------------------------------------

8.     Insurance Proceeds

       On June 17, 2002, the project experienced a black-plant trip. The trip was caused by a lightening strike on the Northwest Power grid and caused a series of automatic shutdowns of the plant equipment. During the course of the equipment shutdowns, the steam turbine suffered damage due to the steam control valves failing to operate correctly. The Project was shut down from June 17, 2002 through December 6, 2002. The plant functioned briefly between December 7, 2002 and February 27, 2003; however, it was discovered that additional items required repair due to damage caused by the lightening strike. As a result the plant was shut down shortly after each start-up. At the time of the incident, the Partnership held insurance policies for both property damage and business interruption. The property damage insurance had a deductible of $250,000, while the business interruption insurance had a deductible of forty-five days of lost profits.

       Through December 31, 2003, costs to repair property damage associated with the lightening strike totaled $2,561,924, net of the $250,000 deductible; of total costs incurred, $2,355,414 net of the $250,000 deductible, was incurred during 2002 and $206,510 during 2003. The Partnership received insurance proceeds of $1,021,828 and $1,500,000 during 2003 and 2002, respectively, related to this claim. The amount collected from the insurance company during 2003 included $855,414 which had been recorded as a receivable at December 31, 2002. There was no gain or loss associated with the insurance proceeds, as the assets damaged were repaired, not replaced.

       The Partnership's business interruption insurance claims reflect total lost profits associated with the lightening strike of $7,861,949, net of the forty-five day deductible, through December 31, 2003; of the total lost profits, $6,995,853, net of the forty-five day deductible, were incurred during 2002 with an additional $866,096 incurred during 2003. The Partnership received business interruption proceeds of $283,258 and $3,750,000 during 2003 and 2002, respectively. The business interruption proceeds received are reflected as other income on the statement of operations.

       At December 31, 2003, the Partnership has outstanding business interruption claims against the insurance company totaling approximately $3.87 million, specifically concerning the number of insurable incidents. While the Partnership maintains that each of the shutdowns required between December 7, 2002 and February 27, 2003 to repair equipment was a direct result of damage caused by the lightening strike, the insurance company insists each shutdown was a separate incident. The Partnership has filed suit against the insurance company to collect these claims and is currently in the process of discovery. At December 31, 2003, no receivable or income associated with the remaining claims has been recorded in the financial statements.

Colstrip Energy Limited Partnership                                       DRAFT
Notes to Financial Statements
December 31, 2003 and 2002
-------------------------------------------------------------------------------

9.     Property, Plant and Equipment

       Property, plant and equipment, net are as follows:

                                                          December 31,
                                                  2003                  2002

       Land improvements                       $     196,334       $   194,334
       Land                                          496,240           496,240
       Plant, equipment and systems               87,515,273        86,923,041
       Heavy operating equipment                   1,367,851         1,314,552
       Small tools and equipment                     158,361           158,361
       Office furniture and equipment                173,640           203,122
       Vehicles                                       77,260            77,260
       Construction in progress                            -             2,000
                                                -------------    --------------

                                                  89,984,959        89,368,910

          Less accumulated depreciation          (26,410,170)      (24,552,069)
                                                -------------    --------------
          Property, plant and equipment, net    $ 63,574,789     $  64,816,841
                                                -------------    --------------

     Depreciation of property, plant and equipment was $1,887,583 for 2003 and $2,057,898 for 2002.


10.    Deferred Charges

       Deferred charges, net are as follows:
                                                         December 31,
                                                  2003                2002

       Bond financing                              $2,474,836       $2,474,836
       Loan financing                               1,890,473        1,890,473
                                                --------------   --------------

                                                    4,365,309        4,365,309

          Less accumulated amortization            (3,100,736)      (2,836,471)
                                                --------------   --------------

          Deferred charges, net                    $1,264,573       $1,528,838
                                                --------------   --------------


11.    Bonds Payable

       The 1989 Series tax-exempt bonds were issued in October 1989 in the amount of $60,800,000. The bonds bear interest at weekly, monthly, semiannual, annual or term rates set at the option of the Partnership or, upon termination of a letter of credit, at a fixed interest rate until maturity. The weighted average interest rate for the tax-exempt bonds was 1.33% and 1.99% for 2003 and 2002, respectively.

Colstrip Energy Limited Partnership                                       DRAFT
Notes to Financial Statements
December 31, 2003 and 2002
-------------------------------------------------------------------------------


       The bonds mature in December 2015 and are subject to mandatory and optional redemption prior to maturity. Optional redemption, in whole or in part, may be made at the election of the Partnership at a redemption price of up to 102% of face value. The bonds are subject to mandatory redemption through a sinking fund requiring annual payments by the Partnership beginning in 2001. The bonds are payable from revenues of the Partnership or from a letter of credit. Scheduled annual bond maturities and sinking fund requirements are as follows:

               Year ending
                        2004                            $ 2,200,000
                        2005                              2,400,000
                        2006                              2,600,000
                        2007                              2,800,000
                        2008                              3,000,000
                                                        ------------

          Thereafter                                    $55,300,000
                                                        ------------

       The bond agreement covenants require the Partnership to maintain a letter of credit collateralizing the tax-exempt bonds and bond interest payable (Note 12), and among other requirements, to maintain specific insurance coverage. The Partnership was in compliance with these covenants at December 31, 2003. However, the Partnership was in default under the Credit Agreement due to the NorthWestern Energy Chapter 11 Bankruptcy (Note 6). The Company has received a waiver expiring April 15, 2004. Under the default provisions of the Credit Agreement, the letter of credit can be terminated upon default, although the Partnership may draw funds sufficient to pay all outstanding bond principal and interest. Although a notice of termination had not been received at March 31, 2004, all outstanding bonds payable have been reclassified to current liabilities because the waiver does not extend beyond April 15, 2004.


12.    Letter of Credit and Term Notes Payable

       The Partnership has a Credit and Reimbursement Agreement (Credit Agreement) providing for a Letter of Credit (LOC) of $60,800,000 for bond principal payments and $2,400,000 for bond interest payments, term loans of $12,000,000 and additional credit facilities in the form of revolving credit loans of $1,000,000 and capacity expansion loans of $2,000,000. The LOC is reduced by bond principal payments made during the year. As of December 31, 2003, the LOC provided for $55,300,000 for bond principal payments and $2,157,607 for bond interest payments.

       The LOC covering bond principal payments and bond interest payments expires in June 2006. The additional credit facilities expired in June 1999. Aggregate annual fees on the LOC were approximately 1.17% through June 2001 and are approximately 1.29% thereafter. The Partnership paid LOC fees of $782,174 and $806,720 in 2003 and 2002, respectively.

       Final principal payments for the term notes were made in 2002. The Partnership paid various administrative fees and out of pocket expenses related to the term loans which totaled $169,727 in 2002. In 2003 there were no such expenses as the term loan was paid in full.

       Substantially all of the Partnership assets are pledged as collateral for the letter of credit and the term notes payable. The credit agreements provide for no other recourse by the lenders against the Partnership or any partner.

Colstrip Energy Limited Partnership                                       DRAFT
Notes to Financial Statements
December 31, 2003 and 2002
-------------------------------------------------------------------------------


       The Credit Agreement covenants require the Partnership, among other requirements, to maintain specific debt service coverage ratios and insurance coverages. The term notes payable are subject to an acceleration clause upon default of the covenants. The NorthWestern Energy Chapter 11 Bankruptcy (Note 6) qualifies as a default under the Credit Agreement. The Partnership obtained a waiver from the principal lenders dated December 30, 2003 effective through April 15, 2004. The Partnership was in compliance with these covenants at December 31, 2003 based on the waiver dated December 30, 2003.


13.    Related Party Transactions

       Rosebud Operating Services, Inc. (ROSI) provides certain management, operation and maintenance services, including coal and limestone transportation services, to the Partnership for which it is reimbursed for expenses incurred on behalf of the Partnership. ROSI is an affiliate of the general partner. The operation and maintenance services agreement (O&M Agreement) commenced on December 1, 2000 and runs through November 2005. The O&M Agreement is renewable at the option of the Partnership for an additional 5-year period. Fees, reimbursable costs and payroll expense billed by ROSI during 2003 and 2002 were $4,004,634 and $3,870,866, respectively, of which $130,445 and $156,914 were payable at December 31, 2003 and 2002, respectively.

       Pursuant to the Partnership agreement, the general partner is entitled to receive an annual Incentive Operating Performance Distribution (IOPD), which is subordinate to certain other minimum cash distributions starting in 2003. An estimate of the total IOPD distribution is calculated subsequent to each quarter. An amount equal to one-fourth of the estimate, net of prior quarters' distributions, is distributed to the general partner. At year-end, should the quarterly distributions exceed the actual distributable amount, the excess distributions are netted against the subsequent year's distributions. Undistributed (excess) distributions at December 31, 2003 and 2002 were $18,453 and ($231,360), respectively. IOPD amounts not distributed bear interest at prime plus 1%.

       Legal fees, including expenses incurred on behalf of the Partnership, in the amount of $742,662 and $546,505, were earned by the law firms of Owen
       H. Orndorff Law Offices and R. Lee Roberts in 2003 and 2002, respectively. Consulting fees, including expenses incurred on behalf of the Partnership, in the amount of $256,860 and $123,479, were earned by Jeffrey L. Smith in 2003 and 2002, respectively. Certain principals of these firms and Jeffrey L. Smith serve as officers and are shareholders of Rosebud. Amounts payable to these related parties were $52,200 and $96,245 at December 31, 2003 and 2002, respectively.


14.    Commitments

       The Partnership has entered into the following long-term operating commitments:

          o A cogeneration and long-term power purchase agreement with NorthWestern Energy to sell and deliver capacity and energy through June 2025. Charges include a fixed fee portion which escalates annually and a variable portion that is determined by the Montana Public Service Commission;

                                                                          DRAFT


          o Refuse coal supply and backup coal supply agreements with Western Energy Company (WECo) to purchase all of the Partnership's coal requirements until 2025. Charges are modified in January and July of each year and are based on various complex indices;

          o A 1988 limestone supply agreement, amended in 1992, with Montana Limestone Company with an initial term ending in 2005, renewable for up to five additional five-year terms. A processing charge is paid by the Partnership in the amount of $3.00 per ton, increased by a 4% compounded annual escalation beginning January 1, 1993 ($4.61 per ton at December 31, 2003);

          o A 1991 limestone supply agreement with Montana Limestone Company with an initial term ending in 2021. A processing charge is paid by the Partnership in the amount of $3.00 per ton, increased by a 4% compounded annual escalation beginning September 1, 1990. The processing charge may be renegotiated in 2006. There was no limestone processed under this agreement through 2003;

          o A coal transport agreement with WECo, whereby WECo leases trucks from the Partnership for coal delivery. The agreement provides for WECo to operate and maintain the trucks and deliver coal through 2023. The charges to the Partnership are based on WECo's costs incurred plus additional markup. ROSI performs maintenance on the trucks.


15.    Concentrations of Risk

       The Partnership's cash and investment balances held in financial institutions exceed federally insured amounts. The Partnership deposits cash in high-credit-quality financial institutions and limits the concentration of credit exposure by restricting investments with any single obligor.


16.    Contingencies

       The Partnership's 1989 series tax-exempt bonds are subject to Internal Revenue Code ss.148 regarding arbitrage rebate requirements. The rebate will be calculated based on earnings on non-purpose investments in excess of interest incurred on the tax-exempt bonds for the 5-year period ending October 2004. As of December 31, 2003, management believes that no rebate will be due for such period. Rebate amounts, if any, are due after each 5-year period the tax-exempt bonds are outstanding.